Exhibit 99

Supplemental Segment Information
(In thousands)	Quarter ended January 31,		Nine months ended January 31,
	2007	2006	2007	2006
Orders Received:
Sign Making and Specialty Graphics	$ 69,926	$ 62,986	$ 218,452	$ 204,287
Apparel and Flexible Materials	46,797	49,242	142,885	135,398
Ophthalmic Lens Processing	18,711	16,693	56,686	49,169
	$135,434	$128,921	$418,023	$388,854

(In thousands)	January 31, 2007	April 30, 2006
Backlog:
Sign Making and Specialty Graphics	$ 1,529	$ 2,699
Apparel and Flexible Materials	39,603	40,514
Ophthalmic Lens Processing	800	357
	$41,932	$43,570